

March 16, 2016

Anthony F. Vernace, Esq.
Simpson Thacher
425 Lexington Avenue
New York, NY 10017

> **Re:** **Norfolk Southern Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed by Canadian Pacific**
> **Railway Limited**
> **Filed March 9, 2016**
> **File No. 001-08339**

Dear Mr. Vernace:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

General

1. Please include a section in your proxy statement explicitly directing shareholders to the company's proxy statement for the names of the company nominees to the board of directors.

The Meeting, page 9

2. Please reformat table so that it is clear which rows in the third column apply to each Voting Item.

Revocation Procedure, page 10

3. Revise the first bullet point in this section to disclose that a stockholder of record may revoke or change proxy instructions by submitting any properly executed, subsequently dated proxy card, as opposed to only a green proxy card.

Certain Information Regarding the Company, page 13

4.   It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the Company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the Company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Proxy Card

5.   Please file the form of proxy card. Refer to Exchange Act Rule 14a-6(a).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions